UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Accuray Incorporated

Full Name of Registrant

Former Name if Applicable

1240 Deming Way

Address of Principal Executive Office (Street and Number)

Madison, Wisconsin 53717

City, State and Zip Code

PART II—RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Accuray Incorporated (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2025 (the “Quarterly Report”) within the prescribed time period without unreasonable effort and expense for the reasons described below.

As disclosed in the Company’s Form 8-K filed with the Securities and Exchange Commission on February 9, 2026, the Company recently discovered errors related to the disclosure of remaining performance obligations (“RPO”) included in Note 2, Revenue, within previously filed Form 10-K for the fiscal year ended June 30, 2025, and Form 10-Q filed during the 2025 fiscal year and for the quarter ended September 30, 2025 (“Affected Financial Statements”). The errors are expected to have no impact on the Balance Sheets, Statements of Operations and Comprehensive Income (Loss), Statements of Cash Flows, nor any financial metric outside of Note 2.

The additional time required to finalize the Forms 10‑K/A and 10-Q/A has delayed the Company’s ability to complete the Quarterly Report since it must reflect the revised financial information that will be included in the Form 10-K/A and 10-Q/A. The Company is working diligently to prepare the necessary information and is working with its auditors to complete the 10-K/A, the 10-Q/A, and the Quarterly Report and currently expects to file the Quarterly Report within the extension period of five calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Cautionary Note Regarding Forward-Looking Statements.

All statements, other than statements of historical fact included in this filing, are forward-looking statements, including, but not limited to, statements about the anticipated timing of the filing of the Quarterly Report. All forward-looking statements are subject to significant risks, uncertainties and changes in circumstances that could cause actual results and outcomes to differ materially from the forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, without limitation, the Company’s inability to file the Quarterly Report within the prescribed time period; preparing and filing the amended reports to correct the identified errors may take longer than expected; the outcome of the completion of the preparation of the Company’s financial statements; the impact of this filing on the Company’s common stock, its relationships with employees, customers and suppliers; and those additional risks that are described in the Company’s most recent Quarterly Report on Form 10-Q and in other documents that the Company files or furnishes with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by applicable securities law, the Company does not undertake, and expressly disclaims, any duty or obligation to update publicly any forward-looking statement after the date of this announcement, whether as a result of new information, future events, changes in assumptions or otherwise.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ali Pervaiz	608	824-2800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Accuray Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 9, 2026	By:	/s/ Ali Pervaiz
Ali Pervaiz
Senior Vice President, Chief Financial Officer